UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST AMERICAN CAPITAL CORPORATION

(Name of Subject Company (Issuer))

FIRST AMERICAN CAPITAL CORPORATION

(Names of Filing Person (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

31848M102

(CUSIP Number of Class of Securities)

William R. Morton, Jr.

Chief Financial Officer and Treasurer

First American Capital Corporation

1303 SW First American Place

Topeka, Kansas 66604

(800) 642-1872

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy To:

Gregory G. Johnson, Esq.

Bryan Cave LLP

3500 One Kansas City Place

1200 Main Street

Kansas City, Missouri 64105

(816) 374-3200

Fax: (816) 374-3300

Transaction Valuation*	Amount of Filing Fee
$500,000	$100

* Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the $500,000 maximum aggregate purchase amount of common stock in the offering. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: NA	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party	tender offer subject to Rule 14d-1.
☒ issuer	tender offer subject to Rule 13e-4.
☐ going-private	transaction subject to Rule 13e-3.
☐ amendment	to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by First American Capital Corporation, a Kansas corporation (“First American” or “Company”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash, up to $500,000 in aggregate value of shares of its common stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The information set forth in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to Items 1-11 of this Schedule TO, and as set forth below.

Item 1. Summary of Terms.

The information set forth in the Offer to Purchase in the section titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is First American Capital Corporation, and the address of its principal executive office is 1303 S.W. First American Place, Topeka, Kansas 66604. The Company’s telephone number is 785-267-7077.
(b)	The information set forth in the Offer to Purchase in the sections titled “Introduction” and “The Offer— Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
(c)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “The Offer— Terms of the Offer” and “The Offer— Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	The name of the filing person is First American Capital Corporation, and the address of its principal executive office is 1303 S.W. First American Place, Topeka, Kansas 66604. The Company’s telephone number is 785-267-7077.

Pursuant to Instruction C to Schedule TO, the directors and/or executive officers of First American are listed below:

Name	Position

Robert D. Orr	Chairman of the Board, President, Chief Executive Officer and Director

William R. Morton, Jr.	Chief Financial Officer and Treasurer

Michael S. Hess	Vice President and Director

Paul “Bud” E. Burke. Jr.	Director

Keith E. Bouchey	Director

John Van Engelen	Director

Richard E. Gill	Director

The business address of each of the above directors and executive officers is c/o First American Capital Corporation, 1303 S.W. First American Place, Topeka, Kansas 66604 and their telephone number is (785) 267-7077.

Item 4.	Terms of the Transaction.

(a)(1)(i)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” “The Offer — Terms Of The Offer,” and “The Offer — Purchase Of Shares And Payment Of Purchase Price” is incorporated herein by reference.

(a)(1)(ii)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” “The Offer — Terms Of The Offer” and “The Offer — Source And Amount Of Funds” is incorporated herein by reference.

(a)(1)(iii)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” “The Offer — Terms Of The Offer” and “The Offer — Extension Of The Offer; Termination; Amendment” is incorporated herein by reference.

(a)(1)(iv)	Not applicable.

(a)(1)(v)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Extension Of The Offer; Termination; Amendment” is incorporated herein by reference.

(a)(1)(vi)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “The Offer — Procedures For Tendering Shares” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Purchase Of Shares And Payment Of Purchase Price” is incorporated herein by reference.

(a)(1)(ix)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” and “The Offer — Purchase Of Shares And Payment Of Purchase Price” is incorporated herein by reference.

(a)(1)(x)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Recent Developments; Purpose Of The Offer; Certain Effects Of The Offer” is incorporated herein by reference.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “The Offer — Procedures For Tendering Shares,” and “The Offer — Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)(i-vii)	Not applicable.

(b)	The information set forth in the Offer to Purchase in the section titled “The Offer — Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares” is incorporated herein by reference. Brooke Corporation, the beneficial owner of 5,386,403 or approximately 55% of the shares of common stock of the Company as of March 2, 2007, on a fully diluted basis, has agreed not to tender any shares in this offer. The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in this offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)	The information set forth in the Offer to Purchase in the sections titled “The Offer — Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Recent Developments; Purpose Of The Offer; Certain Effects Of The Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase in the section titled “The Offer — Recent Developments; Purpose Of The Offer; Certain Effects Of The Offer” is incorporated herein by reference.

(c)(1-10)	The information set forth in the Offer to Purchase in the sections titled “Introduction,” “The Offer — Recent Developments; Purpose Of The Offer; Certain Effects Of The Offer” and “The Offer — Sources And Amount Of Funds” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Source And Amount Of Funds” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Source And Amount Of Funds” is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Source And Amount Of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)	The information set forth in the Offer to Purchase in the section titled “The Offer — Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase in the section titled “The Offer — Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase in the section titled “The Offer — Fees And Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Not applicable.

(b)	Not applicable.

The Company does not believe any of its financial statements are material to a decision by the shareholders whether to tender or hold shares of the common stock because the consideration offered consists solely of cash, the offer is not subject to any financing conditions, and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a)(1)	The information set forth in the Offer to Purchase in the section titled “The Offer — Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares” is incorporated herein by reference.

(a)(2)	The information set forth in the Offer to Purchase in the section titled “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	The information set forth in the Offer to Purchase in the section titled “The Offer — Recent Developments; Purpose Of The Offer; Certain Effects Of The Offer” is incorporated herein by reference.

(a)(5)	None.

(b)	The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 2, 2007.

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Stockholders

(a)(1)(F)	Instruction From to stockholders regarding the procedures for tendering shares

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated March 2, 2007 announcing the modified Dutch auction tender offer

(a)(5)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(b)	None.

(d)(1)	Brokerage Agreement between First Life Brokerage, Inc., a subsidiary of the Company, and CJD & Associates, L.L.C. effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K as Exhibit 10.01 filed December 8, 2006).

(d)(2)	Shared Services Agreement between Brooke Corporation and the Company effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K filed December 8, 2006).

(d)(3)	Employment Agreement between the Company and John Van Engelen, effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K filed December 8, 2006).

(d)(4)	Employment Agreement between the Company and Mike Hess effective January 1, 2007 (incorporated by reference from the Company’s Form 8-K filed December 8, 2006).

(d)(5)	Stock Purchase and Sale Agreement between First American Capital Corporation and Brooke Corporation dated October 6, 2006 (incorporated by reference from the Company’s Form 8-K filed October 6, 2006).

(d)(6)	Warrant for 1,643,460 shares of the Company’s common stock for $447,818 issued to Brooke Corporation (incorporated by reference from the Company’s Form 8-K filed January 31, 2007).

(d)(7)	Stock Purchase Agreement between First American Capital Corporation and Brooke Brokerage Corporation dated February 14, 2007 (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed February 14, 2007).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST AMERICAN CAPITAL CORPORATION

By:
Name: William R. Morton, Jr. Title: Chief Financial Officer and Treasurer

Dated: March 2, 2007

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	The information set forth in the Offer to Purchase in the section titled “The Offer — Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares” is incorporated herein by reference.

(a)(2)	The information set forth in the Offer to Purchase in the section titled “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	The information set forth in the Offer to Purchase in the section titled “The Offer — Purpose Of The Offer; Certain Effects Of The Offer” is incorporated herein by reference.

(a)(5)	None.

(b)	The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

(a)(1)(A)	Offer to Purchase, dated March 2, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Stockholders.

(a)(1)(F)	Instruction Form to stockholders regarding the procedures for tendering shares.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated March 2, 2007 announcing the modified Dutch action tender offer.

(a)(5)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(b)	None.

(d)(1)	Brokerage Agreement between FirstLife Brokerage, Inc., a subsidiary of the Company, and CJD & Associates, L.L.C. effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K as Exhibit 10.01 filed December 8, 2006).

(d)(2)	Shared Services Agreement between Brooke Corporation and the Company effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K filed December 8, 2006).

(d)(3)	Employment Agreement between the Company and John Van Engelen, effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K filed December 8, 2006).

(d)(4)	Employment Agreement between the Company and Mike Hess effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K filed December 8, 2006).

(d)(5)	Stock Purchase and Sale Agreement between First American Capital Corporation and Brooke Corporation effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K filed December 8, 2006).

(d)(6)	Warrant for 1,643,460 shares of the Company’s common stock for $447,818 issued to Brooke Corporation (incorporated by reference from the Company’s Form 8-K filed January 31, 2007).

(d)(7)	Stock Purchase Agreement between First American Capital Corporation and Brooke Brokerage Corporation dated February 14, 2007 (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed February 14, 2007).

(g)	None.

(h)	None.